SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CLASSIC VACATION GROUP, INC.
(Name of Subject Company)

CLASSIC VACATION GROUP, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

37937F106
(CUSIP Number of Class of Securities)

DEBBIE A. LUNDQUIST
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
CLASSIC VACATION GROUP, INC.
ONE NORTH FIRST ST
SAN JOSE, CA 95113
(408) 882-8455
(Name, Address and Telephone Number of
Person Authorized to Receive Notice and Communications
On Behalf of the Person Filing Statement)

WITH A COPY TO:

J. Hovey Kemp
James E. Showen
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

[ x ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

For Immediate Release

Contact: Debbie Lundquist	Jerry Daly, Carol McCune (Media)

Chief Financial Officer	Daly Gray Public Relations

Classic Vacation Group	(703) 435-6293

(408) 882-8455

Classic Vacation Group to receive $24.25 million Cash Infusion
Tender Offer to be launched at $0.15 per share

      SAN JOSE, Calif., October 16, 2001 – Classic Vacation Group, Inc. (AMEX: CLV), one of the largest U.S. providers of customized vacation products, today announced that its principal shareholders and noteholders, through CVG Investment L.L.C., will provide up to $24.25 million of new financing to the Company.

      As part of the transaction, CVG Investment L.L.C. intends to launch a tender offer for all of the outstanding stock of CLV at $0.15 per share. This tender offer will expire no sooner than December 31, 2001. Any time prior to the expiration of the tender offer the board may accept a better offer and terminate this agreement. In that case, the only obligation to CVGI will be to pay its out-of-pocket expenses.

      Ronald M. Letterman, president and chief executive officer of CLV, noted that following the tragic events of September 11, CLV and the rest of the travel industry experienced significant cancellations. Classic announced expense cuts and layoffs, but nonetheless faced the need for a cash infusion. Most recent booking trends have recovered significantly. According to Letterman, “after the initial panic caused by the attack, many consumers are rebooking their previously cancelled vacations. They are taking advantage of attractive new packages and the many discounts that the airlines and hotels are offering the public. Anecdotal evidence indicates that, more than ever, families want to get away to destinations with which they are most familiar. Classic’s vacation destinations are amongst the most familiar and include Hawaii, the Caribbean, Mexico and North America. This infusion will provide long-term strength and stability to Classic’s financial condition and will allow our suppliers, travel agents and the traveling public to continue to have confidence in Classic.”

      Letterman also said that its Allied Division is seeing an upturn as well. “Allied’s bookings continue to exceed the prior week’s cancellations and with about one-third of its inbound business from Europe, Latin America and Asia destined for New York City, this is a very positive indicator.”

      Fred Malek, Chairman of Classic Vacation Group and the Chairman of Thayer Capital Partners, an affiliate of Classic’s majority shareholder said, “We continue to have confidence in Classic, its management and America’s economic future.”

Details of the Offer

      The infusion of cash of up to $24.25 million will come from CVG Investment L.L.C. (“CVGI”), an affiliate of Three Cities Research, Inc. (“TCR”), a private investment group headquartered in New York, N.Y., and Thayer Equity Investors III, L.P., (“Thayer”), CLV’s current majority shareholder which controls 67.3% of the outstanding shares of the company. TCR will own 80% of CVGI and Thayer and one of its principals will own the remaining 20%.

      Subject to definitive documentation, the company will issue CVGI up to $24.25 million in senior notes: (i) $6.75 million of Senior Convertible Notes, convertible into CLV common stock at $0.15 per share no earlier than March 31, 2002 and (ii) up to $17.5 million of Senior Notes, which will be exchangeable for Senior Convertible Notes after approval by CLV shareholders of an increase in CLV’s authorized capital. These Notes will be senior in the capital structure to the 9% Convertible Subordinated Notes that GV Investment LLC, another affiliate of TCR, currently holds. CVGI will initially purchase the $6.75 million of Senior Convertible Notes and $3.25 million of Senior Notes and will agree to purchase up to an additional $14.25 million of Senior Notes based upon certain conditions.

      CVGI will launch the $0.15 per share tender offer shortly. Thayer has agreed that, prior to closing on the tender offer, it will contribute all of its shares, at a valuation of $0.15 per share, for an interest in CVGI. If at least 50% of the CLV shares that CVGI does not own are tendered, CVGI will be required to merge CLV with a newly formed company in a transaction in which the non-tendering shares will receive $0.15 per share in cash.

      The Board of Directors does not expect to make any recommendation to CLV’s public shareholders as to whether they should tender their shares in response to the CVGI tender offer.

      The tender offer will expire no sooner than December 31, 2001. Any time prior to the completion of the tender offer the Board of Directors may terminate all aspects of the agreement without any obligation other than to pay the out-of-pocket expenses of CVGI (including those of Thayer and TCR) in order to accept a financing arrangement which the Board of Directors determines is more favorable to CLV than the CVGI financing. If the Board of Directors terminates the transaction to accept an offer which includes the purchase of all of CLV’s outstanding shares at a price higher than CVGI’s tender offer price, TCR, Thayer, CVGI and their affiliates will sell the shares they own for the higher price.

      In accepting the agreement in principle, the company’s board of directors acted in accordance with the recommendation of a special committee of independent directors formed to evaluate the TCR/Thayer proposal. The Special Committee received financial advice from Dresdner Kleinwort Wasserstein (“DrKW”) regarding the proposal, and DrKW’s engagement will continue throughout the tender offer period for the purpose of seeking alternatives to the TCR/Thayer financing. The Special Committee was advised by CLV’s management that the September 11 terrorist attacks caused CLV to face sudden and drastic liquidity issues as a result of customer cancellations, and that although these liquidity issues have partially been addressed by CLV’s action and the improvement of booking trends in the weeks that have followed the attacks, CLV is still suffering from the aftermath. The infusion of cash is designed to provide longer-term strength and stability to CLV’s financial condition and allay the concerns of CLV’s suppliers, the travelling public and their booking agents.

      From the time of its first investment in CLV in 2000, through September 27, 2001, TCR had two designees on CLV’s Board of Directors, Willem F.P. de Vogel and Michael Bulkin. Both of these directors resigned in anticipation of TCR’s making a financing proposal to the company.

About the Company

      Classic Vacation Group, formerly Global Vacation Group, is a value-added provider of branded and private label vacation products and services. Classic Vacation Group’s brands include Classic Custom Vacations, which creates customized vacation packages for U.S. travelers; Allied Tours, which creates and coordinates packages and tours for international travel wholesalers selling vacations to North America; Island Resort Tours; Amtrak Vacations; Hyatt Vacations; and International Travel & Resorts.

      This press release may contain forward-looking statements about Classic Vacation Group, Inc., including those statements regarding future operating results and the timing and composition of revenues, among others. Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially, including the following: the ability of Classic Vacation Group to cope with the economic disruption resulting from the terrorist attacks that occurred on September 11, 2001, the ability of the company to successfully complete a cash infusion financing transaction, the ability of the company to successfully implement its operating strategies; the company’s ability to manage its significant leverage; changes in economic cycles; competition from other travel companies; and changes in the laws and government regulations applicable to the company.

      Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in the press release, when and if they become available, because they will contain important information. The tender offer statement will be filed by CVGI with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by CLV with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by CVGI and CLV at the SEC’s web site at www.sec.gov. The tender offer statement and related materials, when and if the tender offer is commenced, may be obtained for free by directing such requests in accordance with instructions that will be set forth therein. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Classic Vacation Group, Attention Corporate Secretary, One North First Street, San Jose, California 95113, Telephone (408) 882-8455 or Fax (408) 882-8450.